SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

YEXT, INC.
(Name of Subject Company (Issuer))

Yext, Inc.
(Names of Filing Persons (Issuer and Offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)

98585N106
(CUSIP Number of Class of Securities)
Michael Walrath
Chief Executive Officer
Yext, Inc.
61 Ninth Avenue
New York, NY 10011
(212) 994-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:
Michael C. Labriola
Wilson Sonsini Goodrich & Rosati, P.C.
1700 K Street NW, Fifth Floor
Washington, DC 20006-3814
(202) 973-8800
Marisa D. Stavenas
Patrick M. Baron
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Yext, Inc., a Delaware corporation (“Yext” or the “Company”), to purchase for cash up to $180 million in value of shares of common stock, par value $0.001 per share (each, a “Share,” and collectively, the “Shares”), of the Company at price of not less than $5.75 and not greater than $6.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 10, 2026 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B).
This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).
All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.
Item 1.   Summary Term Sheet
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information
(a)   Name and address.   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Yext, Inc., a Delaware corporation, and the address of its principal executive office is 61 Ninth Avenue, New York, NY 10011. The telephone number at such principal executive office is (212) 994-3900.
(b)   Securities.   The subject securities are shares of the Company’s common stock. As of January 31, 2026, there were 122,933,027 shares of the Company’s common stock issued and outstanding. The information set forth in the Offer to Purchase under the section captioned “Introduction” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
(c)   Trading market and price.   The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person
(a)   Name and address.   The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 4.   Terms of the Transaction
(a)   Material terms.   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•
“Summary Term Sheet”;

•
Section 1 (“Number of Shares; Purchase Price; Proration”);

•
Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•
Section 3 (“Procedures for Tendering Shares”);

•
Section 4 (“Withdrawal Rights”);

•
Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•
Section 6 (“Conditional Tender of Shares”);

•
Section 7 (“Conditions of the Offer”);

•
Section 9 (“Source and Amount of Funds”);

•
Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•
Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•
Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•
Section 15 (“Extension of the Offer; Termination; Amendment”).

(b)   Purchases.   The information in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(e)   Agreements involving the subject company’s securities.   The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. The terms and conditions of the equity incentive plans, awards and related agreements attached hereto or incorporated by reference as Exhibits (d)(1) through (d)(20) are incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals
(a)   Purposes.   The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
(b)   Use of securities acquired.   The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
(c)   Plans.   The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration
(a)   Source of funds.   The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
(b)   Conditions.   The information set forth in the Offer to Purchase under Section 1 (“Number of Shares; Purchase Price; Proration”), Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference. The Company has no alternative financing arrangements or financing plans with respect to the Offer.
(d)   Borrowed funds.   No part of the funds or other consideration required for the Offer is, or is expected, to be borrowed, directly or indirectly, for the purpose of the Offer.
Item 8.   Interest in Securities of the Subject Company
(a)   Securities ownership.   The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(b)   Securities transactions.   The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used
(a)   Solicitations or recommendations.   The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 16 (“Fees and Expenses”) is incorporated herein by reference.
Item 10.   Financial Statements
(a)   Not applicable.
(b)   Not applicable.
Item 11.   Additional Information
(a)   Agreements, regulatory requirements and legal proceedings.   The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning Yext”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).
(c)   Other material information.   The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12.   Exhibits
Exhibit
(a)(1)(A)	Offer to Purchase, dated February 10, 2026.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 10, 2026.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, February 10, 2026.*
(a)(1)(F)	Summary Advertisement, February 10, 2026.*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Press release, dated February 2, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 2, 2026).
(a)(5)(B)	Press release announcing Tender Offer, dated February 10, 2026.*
(b)	Credit Agreement, dated May 15, 2025, by and among the Yext, Inc., a Delaware corporation, the lenders from time to time party thereto and Acquiom Agency Services LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 21, 2025).
(d)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(2)	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(3)	Form of Stock Option Grant Notice and Stock Option Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).

Exhibit
(d)(4)	Form of Restricted Stock Unit Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(5)	Form of Restricted Stock Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(6)	2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(7)	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(8)	Form of Stock Option Grant Notice and Stock Option Agreement under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(9)	Form of Restricted Stock Unit Agreement under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(10)	Employee Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(11)	Hearsay Social, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed August 9, 2024).
(d)(12)	Amended and Restated Outside Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed September 6, 2023).
(d)(13)	Change of Control and Severance Policy (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(14)	Form of Employment Agreement with the executive officers of the Company (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(15)	Cooperation Agreement, dated September 30, 2022, by and among Yext, Inc., Lead Edge Public Fund, LP, Lead Edge Capital VI, LP, and Lead Edge Capital V, LP. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed October 4, 2022).
(d)(16)	Employment Agreement between Yext, Inc. and Michael Walrath (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 8, 2022).
(d)(17)	Form of Stand-Alone Inducement Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 8, 2022).
(d)(18)	Form of Performance-Based Restricted Stock Unit Agreement Under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed June 7, 2023).
(d)(19)	Letter Amendment to Employment Agreement between Yext, Inc. and Michael Walrath (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed March 13, 2024).
(d)(20)	Form of Restricted Stock Unit Agreement between Yext, Inc. and Michael Walrath (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K filed March 13, 2024).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table

*
Filed herewith.

Item 13.   Information required by Schedule 13E-3
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
YEXT, INC.
By:
/s/ Ho Shin

Name:   Ho Shin
Title:    EVP & General Counsel
Dated: February 10, 2026

EXHIBIT INDEX
Exhibit
(a)(1)(A)	Offer to Purchase, dated February 10, 2026.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 10, 2026.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, February 10, 2026.*
(a)(1)(F)	Summary Advertisement, February 10, 2026.*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Press release, dated February 2, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 2, 2026).
(a)(5)(B)	Press release announcing Tender Offer, dated February 10, 2026.*
(b)	Credit Agreement, dated May 15, 2025, by and among the Yext, Inc., a Delaware corporation, the lenders from time to time party thereto and Acquiom Agency Services LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 21, 2025).
(d)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(2)	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(3)	Form of Stock Option Grant Notice and Stock Option Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(4)	Form of Restricted Stock Unit Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(5)	Form of Restricted Stock Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(6)	2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(7)	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(8)	Form of Stock Option Grant Notice and Stock Option Agreement under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(9)	Form of Restricted Stock Unit Agreement under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(10)	Employee Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(11)	Hearsay Social, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed August 9, 2024).

Exhibit
(d)(12)	Amended and Restated Outside Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed September 6, 2023).
(d)(13)	Change of Control and Severance Policy (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).
(d)(14)	Form of Employment Agreement with the executive officers of the Company (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).
(d)(15)	Cooperation Agreement, dated September 30, 2022, by and among Yext, Inc., Lead Edge Public Fund, LP, Lead Edge Capital VI, LP, and Lead Edge Capital V, LP. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed October 4, 2022).
(d)(16)	Employment Agreement between Yext, Inc. and Michael Walrath (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 8, 2022).
(d)(17)	Form of Stand-Alone Inducement Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 8, 2022).
(d)(18)	Form of Performance-Based Restricted Stock Unit Agreement Under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed June 7, 2023).
(d)(19)	Letter Amendment to Employment Agreement between Yext, Inc. and Michael Walrath (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed March 13, 2024).
(d)(20)	Form of Restricted Stock Unit Agreement between Yext, Inc. and Michael Walrath (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K filed March 13, 2024).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table

*
Filed herewith.